BRIGHT LIGHTS ACQUISITION CORP.

12100 Wilshire Blvd, Suite 1150

Los Angeles, California 90025

January 5, 2021

VIA EMAIL & EDGAR

Todd K. Schiffman

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:       Bright Lights Acquisition Corp. (the “Company”)

     Registration Statement on Form S-1 (Registration No. 333-251513)

Dear Mr. Schiffman:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-251513), be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on January 6, 2021 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Michael Mies of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-3130 and that such effectiveness also be confirmed in writing.

Very truly yours,

Bright Lights Acquisition Corp.

By:	/s/ Hahn Lee
	Name:	Hahn Lee
	Title:	Chief Financial Officer and Secretary

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

       Michael Mies, Esq.

cc:	Paul Hastings LLP

      Jonathan Ko, Esq.